

VALGOLD RESOURCES LTD. **VAL-TSX VENTURE EXCHANGE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400


10015517

VIA FEDEX

April 12, 2010


SEC MAIL PROCESSING
RECEIVED
APR 14 2010
WASH, D.C.
193
SECTION

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross
Chief Financial Officer
for **VALGOLD RESOURCES LTD.**

Enclosures

United States Sec Filing
April 12, 2010


SEC MAIL PROCESSING
RECEIVED
APR 14 2010
WASH, D.C.
193
SECTION

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated March 3, 2010;
2. News Release – dated March 4, 2010

Correspondence with Securities Commission(s)

1. Material change report - English – dated March 10, 2010

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

March 3, 2010

TSX Venture Exchange Symbol: VAL
Frankfurt Exchange Symbol: VR2
SEC 12g3-2(b) exemption: 82-3339

VALGOLD COMPLETES RESTRUCTURING AND SUBSCRIPTION RECEIPTS OFFERING

Vancouver, BC - ValGold Resources Ltd. ("ValGold" or the "Company") announces that the consolidation of its issued and outstanding and unissued common shares on the basis of one new consolidated common share for five existing common shares was made effective March 1, 2010, following the required shareholder approval received at the extraordinary meeting (the "Meeting") held on February 3rd 2010. With the consolidation ValGold has 21,954,907 shares issued and outstanding and warrants and options exercisable to acquire 1,460,000 and 828,000 post-consolidation shares, respectively. The name of the Company has not been changed and it remains TSX Venture listed as a Tier I company under the symbol, VAL.

ValGold also announces that it is holding an initial closing on March 3rd 2010 a private placement of approximately 4,195,000 Subscription Receipts at a price of $0.17 per Subscription Receipt to raise aggregate gross proceeds of up to $713,150. The Company anticipates that, subject to regulatory approval a second and final closing could occur on or around March 10th 2010.

Each Subscription Receipt will be immediately exchanged without further cost to its holder for one Unit. Each Unit will consist of one consolidated common share and one non-transferable purchase warrant exercisable to purchase one additional consolidated common share at a price of $0.25 for a period of five (5) years after the closing date of the offering. The shares issued will be subject to a statutory four month hold that will end on July 4th 2010.

If, at any time after the date that is four months and one day following the Closing Date, the closing price of the common shares of the Company on the TSX Venture Exchange, or such other stock exchange or quotation system on which the Company's common shares are then traded, is not less than $0.50 per share for a period of 10 consecutive trading days (whether or not a trade occurs on any of such days), then the Company may elect to accelerate the Expiry Time of any unexercised Share Purchase Warrants by sending notice to the Holder, by prepaid regular mail to the address of the Holder on record with the Company from time to time, and the Expiry Time shall thereupon be deemed to be amended to 4:00 p.m. local time at the City of Vancouver, Province of British Columbia on the date that is the 30th day following the date of such notice.

The proceeds of the Subscription Receipts will be used by the Company for maintenance of the Tower Mountain Property in Ontario and the Venezuelan properties, and for general working capital. Finders' fees in the amount of $49,895 consisting of $4,250 in cash and 25,000 Finders' Warrants and the balance of $45,645 paid in 268,500 Units and 268,500 Finders' Warrants in connection with a part of the offering in accordance with Exchange policies. Shares issued to the Finders will be subject to the same hold period as described above that will expire on July 4th 2010. The Finders' Warrants are exercisable to purchase one share at a price of $0.25 for a period of 18 months.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President and Chief Executive Officer

For further information please contact:
Tel: (604) 687-4622
Fax: (604) 687-4212
Email: info@valgold.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or solicitation of an offer to sell any securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

March 4, 2010
NR 2010-07

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD REPORTS FINAL RESULTS OF 2009 DRILLING ON GARRISON PROJECT, ONTARIO

ValGold Resources Ltd. ("ValGold" or the "Company") is pleased to announce results from the last three drill holes of the 2009 diamond drill program on its 100%-owned Garrison gold property located in north eastern Ontario. Northern Gold Mining Limited ("Northern Gold", TSX-V: NGM) is the operator of the exploration program and is in the first year of an option agreement under which it is earning its interest in the Garrison gold property from ValGold. For more information on the option agreement, please see ValGold's news release dated September 14, 2009.

During 2009, eleven diamond drill holes totalling 2,333 metres ("m") were completed as a first step towards developing a resource calculation for the Garrcon shaft zones. The drill program involved step out and infill drilling on a minimum spacing of 25 to 30m. Multiple occurrences of visible gold were observed as fine disseminations in ten of the eleven holes drilled.

To date, the Garrcon shaft zones have been drilled over a strike length of 195m (640 feet), but the zones could continue for 500m (1600 feet) on strike as indicated by drilling by previous operators in 1987. The shaft zones have also been successfully tested to vertical depths beyond 200m (650 feet) in C-06-07 by ValGold, where 3.48 g/t Au was intersected over 13.5m at a down-hole depth of 275.5m.

The following table highlights the gold zone intersections in the holes: GAR-09-03A, -09 and -10:

HOLE ID	FROM (m)	TO (m)	LENGTH (m)	GRADE (g/t)	ZONE
GAR-09-03A	36.0	64.0	28.0	1.01	Shaft B
Including	46.0	58.0	12.0	1.60	
including	56.0	56.5	0.5	8.50 *	
GAR-09-03A	93.0	94.0	1.0	1.13	
GAR-09-03A	129.0	130.0	1.0	1.60	Shaft C
GAR-09-03A	142.0	143.0	1.0	1.05	Shaft C
GAR-09-03A	159.5	161.5	2.0	3.03 *	South Zone
GAR-09-09	35.0	36.0	1.0	2.36	
GAR-09-09	82.0	83.0	1.0	1.04	North B
GAR-09-09	**103.0**	**132.0**	**29.0**	**4.90**	**North A+DZ**
Including	**112.0**	**132.0**	**20.0**	**6.74**	**North A+DZ**
Including	**112.0**	**117.0**	**5.0**	**14.67**	
Including	**115.5**	**116.5**	**1.0**	**33.22g ***	
and	131.0	132.0	1.0	14.33	
GAR-09-10	18.0	19.0	1.0	0.90	
GAR-09-10	62.0	63.0	1.0	0.98	
GAR-09-10	70.0	71.0	1.0	2.29	

*Note: All widths are down-hole thickness; *-visible gold observed in sample interval*

GAR-09-03A was designed to test the Shaft zones east of the Garrcon shaft. GAR-09-09 was designed to test the north zones. GAR-09-10 was far removed from the other ten drill holes and was testing possible extensions of the Garrcon shaft zones east of the Garrcon shaft.

GAR-09-03A was drilled south and collared 100m (330 feet) east of the Garrcon shaft. This hole was advanced 10m in front of GAR-09-03 which finished in mine workings on the 73m level. Multiple occurrences of visible gold were noted in the shaft zones.

GAR-09-09 was drilled north and was designed to test the north zones 30m above GAR-09-01. A broad high grade interval was intersected in the north A and DZ including one sample with visible gold. This high grade interval correlates with a 22.0m intersection in GAR-09-01 which graded 4.21 grams per tonne gold ("g/t Au").

GAR-09-10 was drilled south and collared 500m east of the Garrcon shaft. This hole was designed to test possible extensions of the Garrcon shaft zones along strike. Several low grade sections were intersected which roughly correlate with the Garrcon shaft zones.

Northern Gold reported in a news release dated March 4th 2010 that with the results from the 2009 drill program it is defining targets for Phase II drilling on the Garrison gold property.

For further information on ValGold and its portfolio of exploration projects and joint ventures, visit the Company's website at www.valgold.com.

Stephen J. Wilkinson
President and Chief Executive Officer
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

ValGold Resources Ltd. (the "**Company**")
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Item 2 **Date of Material Change**

March 1, 2010

Item 3 **News Release**

Issued March 3, 2010 and distributed through the facilities of Marketwire.

Item 4 **Summary of Material Change**

The Company has announced that on March 1st 2010 they completed the consolidation of the issued and outstanding and unissued common shares on the basis of one new consolidated common share for five existing common shares.

The Company also announced that it closed the first tranche of an up to 6,000,000 unit private placement. 4,195,000 Units were issued in the first tranche at a price of $0.17 per Unit to raise aggregate gross proceeds of $713,150. The Company anticipates that, subject to regulatory approval, a second and final closing could occur on or around March 10th 2010.

Item 5 **Full Description of Material Change**

5.1 **Full Description of Material Change**

See attached news release.

5.2 **Disclosure for Restructuring Transactions**

Not applicable.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7 **Omitted Information**

No information has been omitted on the basis that it is confidential information.

Item 8 **Executive Officer**

Contact: Stephen J. Wilkinson, President and Chief Executive Officer
Telephone: (604) 687-4622

Item 9 **Date of Report**

March 10, 2010

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

March 3, 2010

TSX Venture Exchange Symbol: VAL
Frankfurt Exchange Symbol: VR2
SEC 12g3-2(b) exemption: 82-3339

VALGOLD COMPLETES RESTRUCTURING AND SUBSCRIPTION RECEIPTS OFFERING

Vancouver, BC - ValGold Resources Ltd. ("ValGold" or the "Company") announces that the consolidation of its issued and outstanding and unissued common shares on the basis of one new consolidated common share for five existing common shares was made effective March 1, 2010, following the required shareholder approval received at the extraordinary meeting (the "Meeting") held on February 3rd 2010. With the consolidation ValGold has 21,954,907 shares issued and outstanding and warrants and options exercisable to acquire 1,460,000 and 828,000 post-consolidation shares, respectively. The name of the Company has not been changed and it remains TSX Venture listed as a Tier I company under the symbol, VAL.

ValGold also announces that it is holding an initial closing on March 3rd 2010 a private placement of approximately 4,195,000 Subscription Receipts at a price of $0.17 per Subscription Receipt to raise aggregate gross proceeds of up to $713,150. The Company anticipates that, subject to regulatory approval a second and final closing could occur on or around March 10th 2010.

Each Subscription Receipt will be immediately exchanged without further cost to its holder for one Unit. Each Unit will consist of one consolidated common share and one non-transferable purchase warrant exercisable to purchase one additional consolidated common share at a price of $0.25 for a period of five (5) years after the closing date of the offering. The shares issued will be subject to a statutory four month hold that will end on July 4th 2010.

If, at any time after the date that is four months and one day following the Closing Date, the closing price of the common shares of the Company on the TSX Venture Exchange, or such other stock exchange or quotation system on which the Company's common shares are then traded, is not less than $0.50 per share for a period of 10 consecutive trading days (whether or not a trade occurs on any of such days), then the Company may elect to accelerate the Expiry Time of any unexercised Share Purchase Warrants by sending notice to the Holder, by prepaid regular mail to the address of the Holder on record with the Company from time to time, and the Expiry Time shall thereupon be deemed to be amended to 4:00 p.m. local time at the City of Vancouver, Province of British Columbia on the date that is the 30th day following the date of such notice.

The proceeds of the Subscription Receipts will be used by the Company for maintenance of the Tower Mountain Property in Ontario and the Venezuelan properties, and for general working capital. Finders' fees in the amount of $49,895 consisting of $4,250 in cash and 25,000 Finders' Warrants and the balance of $45,645 paid in 268,500 Units and 268,500 Finders' Warrants in connection with a part of the offering in accordance with Exchange policies. Shares issued to the Finders will be subject to the same hold period as described above that will expire on July 4th 2010. The Finders' Warrants are exercisable to purchase one share at a price of $0.25 for a period of 18 months.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President and Chief Executive Officer

For further information please contact:
Tel: (604) 687-4622
Fax: (604) 687-4212
Email: info@valgold.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or solicitation of an offer to sell any securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.